Exhibit 99.2

KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
Years ended March 31, 2009 and 2008

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

1.1     Date

This Management's Discussion and Analysis ("MD&A") of Keegan Resources Inc. ("Keegan" or the "Company") has been prepared by management as of June 26, 2009 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2009 and 2008, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain "forward-looking statements" which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings. The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2   Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the "Exchange") on June 25, 2001. The Company's principal business is the acquisition and exploration of resource properties.

The Company graduated to the Toronto Stock Exchange ("TSX") and commenced trading on the TSX on December 20, 2008 under the trading symbol "KGN".

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers' Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

As at the date hereof, the Company has mining interests in West Africa and has entered into the following agreements as at December 31, 2008:

1.	Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sametro Co. Ltd. ("Sametro") to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

(a)	Cash payments:

-US$100,000 to the bank from which Sametro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sametro by June 30, 2006, which payment Sametro will deliver to the Esaase Liquidation Committee (the "Committee") (paid);

-US$100,000 to the Committee by December 30, 2006 (paid); -US$40,000 to Sametro on May 3, 2007 (obligation renegotiated, see below); -US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sametro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and -US$100,000 to Sametro on production (obligation renegotiated, see below).

(b)	Issuance of 780,000 common shares of the Company to Sametro over a three year period:

    -40,000 common shares of the Company to Sametro upon Exchange (issued);

    -120,000 common shares of the Company to Sametro on May 3, 2007 (obligation renegotiated, see below);

    -240,000 common shares of the Company to Sametro on May 3, 2008 (obligation renegotiated, see below); and

    -380,000 common shares of the Company to Sametro on May 3, 2009 (obligation renegotiated, see below);

(c)	Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008 (obligation renegotiated, see below); and

  -$1,000,000 by May 3, 2009 (obligation renegotiated, see below);

The Company entered into a finder's fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder's fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 1(a) and 1(b) and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the period, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder's fees with respect to the renegotiation of the option agreement.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and  contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

The Property:

On February 27, 2009, Keegan received updated resource estimation at the Esaase gold property in southwest Ghana. The resource includes 2.025 million ounces in an indicated category with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off. A total of 450 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m were used to establish the resource. This resource estimation represents 2.8 km of strike length along the A-1 structure and does not include drilling done in the B-1 or D-1 mineralized zones. Please see www.keeganresources.com for a map showing the surface area included in this estimate.

Third party database verification, grade shell geometry, variography, and multiple indicator kriging were executed out of the Brisbane office of Coffey Mining (formerly RSG Global).

The deposit remains open along strike and down dip and Keegan is currently planning an aggressive drill program for 2009 designed to further delineate the Esaase deposit. Keegan is also in the midst of extensive metallurgical, hydrological, engineering and environmental scoping studies and is actively continuing its community development programs.

The Company will continue to aggressively explore for additional gold discoveries on Esaase and at the Jeni concession.

Richard Haslinger, P.Eng., is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wireframing of the grade shells, and performed the variography, block modeling, multiple indicator kriging and resource estimate and has approved this news release. Top cuts of 16 g/t Au and 18 g/t Au were applied to the mineralized zones. Change of support was applied to emulate increased selectivity at mining. The estimate was evaluated by an internal peer review panel at Coffey Mining. Coffey Mining has subsequently delivered a 43-101 report to the Toronto Stock Exchange, which is now available at www.sedar.com.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

Table 1. Grade Tonnage Report Using a Multiple Indicator Kriging Estimate1. Grades are given in grams per ton gold.

Lower
Cutoff Grade	Tonnes	Average Grade	Gold Metal
(g/t Au)	(Mt)	(g/t Au)	(Mozs)
		Indicated
0.4	57.987	1.2	2.278
0.5	49.248	1.4	2.153
0.6	41.942	1.5	2.025
0.7	35.748	1.7	1.898
0.8	30.656	1.8	1.777
0.9	26.322	2.0	1.660
1.0	22.782	2.1	1.552
		Inferred
0.4	41.664	1.2	1.653
0.5	34.054	1.4	1.546
0.6	28.573	1.6	1.451
0.7	24.430	1.7	1.365
0.8	20.649	1.9	1.275
0.9	17.914	2.1	1.201
1.0	15.852	2.2	1.139
		Total
0.4	99.651	1.2	3.931
0.5	83.302	1.4	3.699
0.6	70.515	1.5	3.475
0.7	60.179	1.7	3.264
0.8	51.306	1.9	3.052
0.9	44.236	2	2.862
1.0	38.634	2.2	2.69

The most recent drill results on the Esaase Gold project may be found at www.keeganresources.com.

2.	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited ("GTE") dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession ("Asumura property") located in the Republic of Ghana, West Africa, under the following terms:

(a)	payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and

-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

  -US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

(b)	issuance of common shares of the Company with a value of US$100,000 to GTE as follows: -common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

  -common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

    -common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

    -common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

(c) completion of US$1,000,000 of exploration work on the Asumura property as follows:

    -US$80,000 on or before July 31, 2005, (incurred);

    -an additional US$400,000 on or before July 31, 2006 (incurred); and -an additional US$520,000 on or before July 31, 2007 (incurred).

As the Company has met the above commitments, it now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. ("HDI") as finder's fees with respect to the Asumura property.

During the year, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. ("Mt. Olives") to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company is required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company's name. The Company must expend US$500,000 in work expenditures to earn a full interest in the property at any time.

During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

1.3   Selected Annual Information

	2009	2008	2007
	$	$	$
Revenues ( interest and other income)	222,703	476,034	97,135
Net loss	4,176,396	4,316,042	4,381,139
Loss per share, basic and diluted	0.15	0.17	0.28
Total assets	33,717,800	34,669,516	21,493,513
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

1.4   Results of Operations

Years ended March 31, 2009 and 2008

During the current year, Keegan terminated the agreement to acquire an interest in the Mt. Olives concession. Consequently it wrote off $170,596 in acquisition and deferred expenditures pertaining to the Mt. Olives concession.

During the year ended March 31, 2009, Keegan reported a loss of ($4,176,396) or ($0.15) per share compared to a loss of ($4,316,042) or ($0.17) per share during the previous year, a decrease of $139,646.

Expenses incurred during the fiscal year ended March 31, 2009 decreased by $551,149 as compared to expenses incurred during the fiscal year ended March 31, 2008.

The primary reason for the decrease in the loss was the decreases in the amount of $1,124,259 in stock-based compensation, $13,536 in foreign exchange loss and $281,595 in travel, advertising and promotion, being offset by increases in amortization by $17,373, consulting fees, directors' fees and wages and benefits by $467,197, office, rent and administration by $38,548, professional fees by $288,500, regulatory fees by $44,002 and write-off of interest in resource properties by $170,596 and a decrease in interest income by $253,331.

Below are the discussions on the significant changes in general and administrative expenses:

Stock-based compensation decreased by $1,124,259 as there were no stock option grants during the year ended March 31, 2009. Stock-based compensation of $586,652 recorded during the year ended March 31, 2009 relates to compensation expense calculated for vested options during the year. In addition, a majority of the outstanding options were already vested as of March 31, 2009.

Travel, promotion and investor relations decreased by $281,595 as a result of a fee paid related to a mail out of investment materials during the prior year. No such expense was incurred during the year ended March 31, 2009.

Consulting fees, directors' fees and, wages and benefits increased by $467,197 as result of an increase in wages and benefits due to the Company's hiring of additional personnel in support of its increasing exploration operations in Ghana, payment of directors' fees of $600 per month to three directors of the Company effective November 1, 2007, an increase in consulting fees of US$5,000 per month to the CEO of the Company effective November 1, 2007, an increase in fees of $5,000 per month to a consultant effective February 1, 2008 and bonuses in the aggregate amount of $165,000 paid to its CEO, employees and consultants. The Company also incurred additional investor relations fees and expenses related to its investment conferences participation in North America. In addition, the Company incurred IT consulting expenses during the year. During the prior year, no directors' fees were paid and no additional investor relations and IT consulting expenses were incurred.

Professional fees increased by $288,500 as a result of increases in legal fees of $155,685 and audit and accounting fees of $132,815. The increase in legal fees resulted from various services performed related to the Company's listing application on the Toronto Stock Exchange, Annual Report on Form 20-F, annual general meeting and other corporate general matters. The increase in audit and accounting fees resulted from audit and audit related fees paid to the Company's auditors during the year. During the year, audit related services included a review of the Company's interim financial statements in connection with the Company's short form prospectus filing and related due diligence assistance.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

During the current year, Keegan terminated the agreement to acquire an interest in the Mt. Olives concession. Consequently it wrote off $170,596 in acquisition and deferred expenditures pertaining to the Mt. Olives concession.

1.5    Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and	Loss and	Loss
	other	comprehensive	per
	income	loss	share
March 31, 2009	$67,172	$2,122,936	$0.08
December 31, 2008	$34,591	$119,068	$0.00
September 30, 2008	$30,531	$900,508	$0.03
June 30, 2008	$90,409	$1,033,884	$0.04
March 31, 2008	$219,617	$1,182,959	$0.04
December 31, 2007	$72,827	$1,897,042	$0.07
September 30, 2007	$80,210	$625,014	$0.03
June 30, 2007	$103,380	$611,027	$0.03

1.6/1.7    Liquidity and Capital Resources

The Company reported working capital of $2,504,131 at March 31, 2009 compared to working capital of $15,063,520 at March 31, 2008, representing a decrease in working capital by $12,559,389. As at March 31, 2009, the Company had cash and cash equivalents of $2,001,118 and short-term investments of $1,000,000 compared to cash and cash equivalents of $15,241,053 at March 31, 2008. Financing for the Company's operations was funded primarily from private placements and the exercise of share purchase warrants and share purchase options. During fiscal 2009, $1,982,700 of capital was obtained from the exercise of share purchase warrants and $242,793 was obtained from the exercise of share purchase options. Subsequent to March 31, 2009, the Company raised $18,240,000 net of commission of $960,000.

During the fiscal year ended March 31, 2009, Keegan expended $3,618,899 in general and administrative expenses including property evaluation costs prior to acquisition. Keegan has budgeted $3,700,000 for general and administrative expenses and $11,155,000 for property exploration and acquisition costs through the end of fiscal 2010.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2010. The Company will require additional financing going forward. Additional funds may be received through the exercise of currently outstanding common stock warrants, as well as the possible exercise of common stock options. The Company may also sell additional common shares either as a private placement or common stock offering during the year. However, there can be no assurance that any such additional funds will be obtained.

Current assets decreased by $12,283,265 from $15,440,052 at March 31, 2008 to $3,156,787 as at March 31, 2009. The decrease in current assets is primarily attributable to capital expenditures of $12,258,320 related to resource property acquisition costs, deferred exploration costs, short-term investments and purchase of furniture, equipment and leasehold improvements.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

Non-cash working capital balances decreased by $29,049 for the fiscal year ended March 31, 2009 and cash utilized in operating activities totaled $3,207,108. During the prior year, non-cash working capital increased by $163,361 while cash utilized in operating activities was $2,382,527.

During the year, the Company utilized an aggregate of $237,161 of its cash to acquire various interests in resource properties, utilized $10,901,528 for deferred exploration, $119,631 to purchase equipment, furniture and leasehold improvements and acquired a short-term investment of $1,000,000.

During the year, the Company generated net cash of $1,982,700 from the exercise of 623,000 warrants at a price of $2.40 per share and 150,000 warrants at a price of $3.25 per share. The Company also raised $242,793 from the exercise of 263,905 stock options at an exercise price of $0.92 per share.

The other sources of funds potentially available to the Company are through the exercise of outstanding 400,000 share purchase warrants at $3.10 per share which expire November 27, 2010, 609,410 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,230,000 options at $2.44 per share which expire November 10, 2011, 19,000 options at $3.38 per share which expire March 7, 2012, 87,500 options at $3.60 per share which expire October 17, 2012, 657,000 options at $4.20 per share which expire February 5, 2013 and 25,000 options at $1.12 per share which expire January 15, 2014. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company's operations was funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company has just recently acquired interests in resource properties and its overall success will be affected by its current or future business activities.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

Commitments:

During the nine months ended December 31, 2008, the Company signed an office premise lease agreement for approximately $17,637 per month commencing December 1, 2008 and expiring on November 30, 2013.

				After
Contractual Obligation	Total	1-3 years	4-5 years	5 years
Lease commitments (1)	$1,039,972	$668,553	$371,419	-

(1) The Company has entered into lease agreements for its corporate office premises.

The Company entered into option agreements with respect to the Esaase and Asumura properties in Ghana and pursuant to these agreements the Company has expended an aggregate of $30,357,945 for acquisition and deferred exploration costs on these properties.

1.8   Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9   Transactions with Related Parties

During the year ended March 31, 2009, the Company entered into related party transactions as follows:

Included in professional fees is $Nil (2008 - $24,119; 2007 - $60,508) paid or accrued for legal fees to a company controlled by a director of the Company and $76,660 (2008 - $51,380; 2007 - $51,375) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2009.

Included in consulting fees, wages and benefits is $91,270 (2008 - $65,722; 2007 - $50,758) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2009.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the year ended March 31, 2009, the Company paid consulting fees and benefits of $211,632 (2008 - $183,258; 2007 - $113,758) under this agreement.

During the year ended March 31, 2009, the Company paid or accrued $155,404 (2008 - $125,138; 2007 - $105,036) for geological fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2009, the Company paid directors' fees of $21,600 (2008 - $6,000; 2007 - $nil) to certain directors of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2009 is $61,939 (2008 - $55,933; 2007 - $97,910) owing to directors of the Company and a company controlled by a director and officer of the Company.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

1.10   Fourth Quarter and Subsequent Events:

During the fourth quarter, Keegan terminated the agreement to acquire an interest in the Mt. Olives concession. Consequently it wrote off $170,596 in acquisition and deferred expenditures pertaining to the Mt. Olives concession.

The following events occurred subsequent to March 31, 2009:

1.
The Company completed a brokered private placement with a syndicate of underwriters pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.

Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months.

2.	The Company granted incentive stock options to a director and consultants to purchase 170,000 common shares at an exercise price of $3.31 per share expiring five years from date of grant.

3.	154,348 common shares were issued for gross proceeds of $256,000 on exercise of options.

1.11   Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company's estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

1.12   Changes in Accounting Policies including Initial Adoption

Adoption of New Accounting Standards

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) effective April 1, 2008.

1.
Handbook Section 3862, Financial Instrument - Disclosures, and Section 3863, Financial Instruments - Presentation, replace Section 3861, Financial Instruments - Disclosure and Presentation, revising its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how an entity manages those risks. The Company has included disclosures recommended by the new Handbook section in note 13 to the consolidated financial statements.

2.
Handbook Section 1535, Capital Disclosures, specifies the disclosure of (A) an entity's objectives, policies and processes for managing capital; (B) quantitative data about what the entity regards as capital; (C) whether the entity has complied with any externally imposed capital requirements; and (D) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in note 14 to the consolidated financial statements.

3.
Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to require management of the Company to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern.

Recent accounting pronouncements

1.	Credit risk and the fair value of financial assets and financial liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity's own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. These changes are effective for the Company commencing April 1, 2009.

2.	Goodwill and intangible assets

CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. These changes are effective for the Company commencing April 1, 2009.

3.	Mining exploration costs

EIC-174, Mining Exploration Costs, provides guidance on the capitalization of exploration costs and the impairment review of exploration costs. These changes are effective for the Company commencing April 1, 2009.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

4.	International financial reporting standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2010. In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. We are currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

5.	Consolidations and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company expects to adopt this standard on April 1, 2011.

6.	Business combinations

Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3 - Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

1.13   Financial Instruments and Other Instruments

As at March 31, 2009, the Company's financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

The risk exposure is summarized as follows:

1.	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank, its short-term bank guaranteed investment certificates and accounts receivable. The investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of goods and services recoverable of $49,041 which are not considered past due.

2.	Liquidity risk

The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2009, the Company had in cash and cash equivalents a balance of $2,001,118 and a short-term investment of $1,000,000 to settle current liabilities of $652,656 which mainly consist of accounts payable that are considered short term and settled within 30 days. Subsequent to the year end, the Company raised net proceeds of $18,240,000 from a brokered private placement financing. To maintain the Company in good standing and maintain its interests in its exploration properties, management estimates its capital requirements for the next twelve months to be approximately $14,855,000. This cost estimate does not include expenses related to the evaluation of potential property acquisitions.

3.	Market risk

a.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company's cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

b.	Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company's results of operations, financial position or cash flows. At March 31, 2009, the Company had no hedging agreements in place with respect to foreign exchange rates.

1.14    Other Requirements

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended March 31, 2009.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

There has been no change in the Company's internal control over financial reporting during the year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company's disclosure controls and procedures and the design of internal controls over financial reporting as at March 31, 2009, as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no changes in the Company's internal control over financial reporting during the year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Summary of outstanding share data:

The Company is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As at the date of this MD&A, there were 36,636,201 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

	Number outstanding at		Number exercisable at
Exercise price	June 26, 2009	Expiry date	June 26, 2009

$0.92	609,410	February 3, 2010	609,410
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	1,230,000
$3.38	19,000	March 7, 2012	19,000
$3.60	100,000	October 17, 2012	100,000
$4.20	876,000	February 5, 2013	657,000
$1.12	100,000	January 15, 2014	25,000
$3.31	170,000	June 2, 2014	42,500
	3,384,410		2,962,910

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2009 and 2008

The following warrants were outstanding as at the date of this MD&A:

Number of Shares	Exercise Price	Expiry Date

400,000	$3.10	November 27, 2010

Additional disclosures pertaining to the Company's filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.